UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

California Tequila, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30012 Aventura Suite A, Rancho Santa Margarita, CA	92688
(Address of principal executive offices)	(Zip Code)

310-427-9779
(Phone)

Class B Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 2 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 12 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 14 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 15 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 15 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2022 AND DECEMBER 31, 2021	F-1

In this Annual Report, the term “Our”, “We”, “Us”, or any other possessive pronouns, California Tequila, Inc. or California Tequila shall refer to the Company.

THIS ANNUAL REPORT (THE “ANNUAL REPORT”) MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Corporate History

California Tequila, Inc. (the “Company”) was incorporated under the laws of California on April 27, 2020. The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. AsomBroso is the cognate of the Spanish word for “amazing.” The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category from its AsomBroso Silver (USA MSRP $40.00/bottle) to its state of the art 12-year-aged Collaboration Extra Anejo (USA MSRP $1,800.00/bottle). The Company has also begun to market other spirits, specifically flavored whiskeys under its “Knucklenoggin” brand.

The Company’s tequila products are manufactured at Tequila Selecto Distillery, situated within Jalisco, Mexico – a province renowned for the production of a Mexican national resource, agave tequila. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of “Tequila” and/or “Tequila 100% De Agave” and continues to maintain such standards.

The Company currently has distribution of AsomBroso tequilas in thirty- five states and three foreign countries, with the intention to expand into balance of US during 2023.

Products

Since 2002, we believe that AsomBroso tequila has gained the reputation within the tequila industry (and amongst tequila aficionados) as one of the best, if not the best, tequila brand on the market. AsomBroso tequilas have products that span the price range of ultra-premium tequilas.

The Company currently distributes, markets, and sells nine ultra-premium tequilas marketed under the “AsomBroso” brand. Additionally, the Company has recently released a new salted caramel-flavored whiskey under the “Knucklenoggin” brand. The following product descriptions are the currently marketed spirits sold by the Company:

TEQUILA	PRICE RESTING PERIOD % OF SALES	DESCRIPTION AND AWARDS
El Platino Silver	USA MSRP: $40.99 16% of Product Mix (Approx.)

Crafting El Platino with specially selected 100% blue agave in our proprietary multiple distillation and filtration process, we have found the perfect balance of preserving the taste while eliminating the harsh finish that may be present in many other tequilas.

El Platino is the sophisticated foundation for all of our unique tequilas and is perfect for sipping straight or mixing with your favorite drinks.

This tequila was voted the “Top Tequila” and awarded “Double Gold” at the San Francisco World Spirits competition in 2008.

La Rosa Reposado	USA MSRP: $47.99 30% of Product Mix (Approx.)

La Rosa begins with the El Platino Silver. Once the final filtration is completed, the tequila is then “rested” (reposado) for 3 months in French oak casks previously used for fine Bordeaux wine.

We created this resting process which imparts the natural pink color from the wine and gives our reposado a subtle sweet finish resulting in, what we believe to be, an unparalleled taste experience.

This tequila was awarded the “Gold Medal” at the San Francisco World Spirits Competition in 2008.

TEQUILA	PRICE RESTING PERIOD % OF SALES	DESCRIPTION AND AWARDS
EROS Reposado	USA MSRP: $135.99 Rested 3 months Company anticipates This product to account for 30% of 2023 revenue

In January 2023 Eros Reposado was launched.

”Eros” Reposado was named Eros after the Greek God of Passion, symbolizing Founder and Master Distiler Ricardo’s zeal for Mexican culture, preserving historical methods of producing tequila, while utilizing a remarkable barrel resting technique to create an extraordinary tequila. Eros is housed in an elegant ceramic bottle Ricardo entitled the pattern “the flowers of life.”

Gran Reserva Extra Anejo	USA MSRP: $99.99 Rested 5 years 44% of Product Mix (Approx.)

The Gran Reserva, is carefully aged five years in premium French oak barrels. By aging through this unique aging process, our Extra Anejo is given full-bodied taste that critics have compared to a sophisticated Cognac or Armagnac.

It was voted "Best of the Best" by the prestigious Robb Report magazine in June 2009 and adorned with the “Double Gold Medal” by the San Francisco World Spirits competition in 2008.

El Carbonzado Extra Anejo	USA MSRP: $169.99 Aged Over 6 years 1% of Product Mix (Approx.)	A double-barreled creation. We begin with the Gran Reserva Extra Anejo, and then barrel the tequila a second time in premium medium charred oak casks previously used to house Irish Whiskeys. The results from this over 6-year aging process is a smooth tequila, with just enough southern charm to please both tequila and whiskey drinkers alike.

TEQUILA	PRICE RESTING PERIOD % OF SALES	DESCRIPTION AND AWARDS
Especial de Rouge Extra Anejo	USA MSRP: $399.99 Aged 10 Years 1% of Product Mix (Approx.)

The Especial De Rouge tequila is rested in fine crafted French oak barrels previously used to host one of the world’s most famous French Cognacs, Grand Marnier®. The Especial De Rouge is aged to properly infuse itself.

We measure the content religiously to ensure the essence of both the mild oak and buttery orange blossom notes to take hold of this unique and marvelous tequila.

Vintage 11 Year Extra Anejo	5% of Product Mix (Approx.) USA MSRP: $699.99 Aged 11 Years

A smooth Extra Anejo tequila.

The process begins with the El Platino, resting it for 11 years in new French Oak Barrels. This tequila has been described as the “Nectar of the Gods” It is bottled in a beautiful decanter designed after the Bellagio Hotel’s famous "Fiori de Como" Chihuly chandelier.

Sold in Costco locations, packaged in an elegant display, polished hardwood humidor with a custom laser engraved pedestal.

TEQUILA	PRICE RESTING PERIOD % OF SALES	DESCRIPTION AND AWARDS
Del Porto Extra Anejo	USA MSRP $1,200.00 Aged Over 12 Years 1% of Product Mix (Approx.)

This complex tequila begins with the Vintage 11-year Extra Anejo, then the tequila is double barreled for an additional fourteen months in hand chosen port wine barrels imported from Portugal.

This beautiful tequila is then adorned in a meticulously crafted crystal decanter.

This work of art is then displayed in our custom engraved polished cedar humidor.

"The Collaboration" Extra Anejo	USA MSRP: $1,999.99 Aged Over 12 Years 1% of Product Mix (Approx.)

A double barrel rested tequila combining the Vintage 11-year Extra Anejo with the esteemed Silver Oak Cellars Cabernet Sauvignon American oak barrels and re-rested for a minimum of additional twelve months.

We believe that this process has produced one of the world's most luxurious and taste-provoking tequilas in the world.

Each decanter housing “The Collaboration” is handcrafted and displayed in a finely polished, custom-engraved cedar humidor. The Collaboration makes an exquisite gift for the tequila aficionado.

This tequila has received a rating of “96” by The Tasting Panel Magazine in October 2015. As of the date of this report it is the highest rated tequila in the world.

NON-TEQUILA PRODUCTS	PRICE % OF SALES	DESCRIPTION AND AWARDS
Knucklenoggin Salted Caramel Whiskey	USA MSRP $25.99 New Product (Product mix % not available)

Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink. We believe Knucklenoggin is simply delicious!

Made from a blend of aged American Whiskeys and infused with the sweet taste of rich creamy caramel - imparting creamy smooth notes that perfectly complement our stunningly bold whiskey.

Tequila Market

The domestic and global tequila market has exploded within the past four years. The global tequila market reached a value of US $13 Billion in 2021 and the market is expected to reach US$ 27.7 Billion by 2027. This included a comparable growth in the high-end/ultra-premium segment of the tequila market. The Company predicts the growth trend of the high-end/ultra-premium tequila segment to continue for the foreseeable future, correlating with the greater tequila market trends. The Company believes that it is particularly well-positioned to capitalize on this segment’s growth due to the already high reputation of AsomBroso tequilas in the ultra-premium tequila category.

Customer Profiles

The Company’s internal research indicates the AsomBroso customer base has the following attributes:

•	Gender: 55% Male and 45% Female

•	Age: 35-55 years old

•	Average Household Income: $150,000+

•	Marital Status: Married with a Family

•	Education: College Educated, bachelor’s degree (or higher)

Manufacturing, Importing and Distribution

Background

On April 27, 2020, the Company and Tequila Selecto Distillery entered into the EJR Agreement. The EJR Agreement is valid for 10 years and is filed as an Exhibit to the report. Pursuant to the EJR Agreement, the Company is an importer/ distributor of the finished products and the Tequila Selecto Distillery manufacturers the products.

Until June 23, 2021, the EJR Agreement did not accurately describe the business relationship between the Company and Tequila Selecto Distillery. On July 1, 2021 the Company and Tequila Selecto Distillery entered into the Addendum to accurately reflect the business relationship between the parties. Further, as of June 24, 2021, the Company received a certificate of good standing from Tequila Selecto Distillery stating that the Company is in good standing with Tequila Selecto Distillery pursuant to their agreed upon terms.

The Process

The Company imports 9 tequilas. Tequila Selecto Distillery distills each tequila. The process is outlined below:

•	Tequila Selecto Distillery distills tequila.
•	The tequila is rested (for a certain period of time) in one barrel.

o	Some of the Company’s tequilas are further rested in a second barrel for an additional period of time (the “Double Barrel Process”).

•	All tequila is paid for by the Company when it has finished resting in the first barrel.
•	Once the tequila has finished the applicable resting period, at the direction and under the supervision of Richard Gamarra, Tequila Selecto Distillery blends the product.
•	The product is then bottled by the Tequila Selecto Distillery.
•	The product is imported by the Company.
•	The Company distributes the product to applicable distributors across the United States and internationally so that the products are sold.

PRODUCT	RESTING BARREL #1	RESTING BARREL #2	BOTTLING LOCATION	IMPORTED BY	DISTRIBUTOR
El Carbonzado Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – Plan of Operations – Distribution of Company Spirits” for additional details.
Del Porto Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Collaboration Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
El Platino Silver	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
La Rosa Reposado	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Eros Reposado	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Gran Reserva Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Especial de Rouge Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Vintage 11 Year Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.

Manufacturing

California Tequila, Inc. imports and distributes AsomBroso products, while the Tequila Selecto De Amatitan S.A DE C.V distillery (“Tequila Selecto Distillery”) manufactures the AsomBroso products.  The process of manufacturing, includes but is not limited to the following, and is performed by the staff at Tequila Selecto Distillery:

•	Manufacturing,
•	Barrel resting
•	Inventory management,
•	Blending,
•	Sourcing raw bottles,
•	Labeling, and
•	Packaging

The Entailment and Joint Responsibility Agreement between the Company and Tequila Selecto Distillery, dated April 27, 2020 is valid for 10 years and is filed as an Exhibit to this report. Pursuant to that agreement, the Company is a distributor of the finished products.

Brand Image

The Company has crafted the AsomBroso brand, including its reputation and brand image, to target a tequila consumer who has the following customer profile: (1) indulges in luxury; (2) enjoys travel; (3) active in business community as a leader or an owner; and (4) appreciates a lifestyle centered around relaxation and “taking it easy”.

Commercial Customer Profile

The Company sells to licensed distributors in each state and markets the brand to commercial clients including businesses in hospitality, hotels, restaurants, retail establishments, private clubs, and the like to actively assist the distributor with sale through. The Company has adopted a philosophy of direct and indirect marketing to the beverage managers of these businesses.

The Company has and will continue to target the above establishments but will focus most of its sales and marketing efforts to such places that are characterized as “modern”, “upscale”, in both suburban commercial and city locations, and in single and chain model establishments.

Marketing Programs

Since the Regulation A Offering, the Company has hired Blue Light Media and the PR firm Ileana International to build U.S. brand awareness. The Company will be using its extensive in-house capabilities to brand and market our product. With a combination of various advertising media, guerrilla marketing techniques, special events, telemarketing, on-site promotions, press and media coverage. The Company has created and tested a comprehensive and targeted marketing and branding strategy that rivals or exceeds the big brands, at a much lower cost per million dollars. AsomBroso has positioned itself to utilize non-traditional forms or exposure, such as in-house custom designed graphics allowing us to place maximum expose at a minimal cost. Our brands reputation for high quality and innovative products will become the de facto leader of the ultra-premium segment. The growth is expected to exceed the industry past and projected growth rate as nationwide marketing and distribution plans take effect.

Business-to-Consumer Marketing Strategy

Since the Regulation A Offering, the Company has expanded its marketing efforts directly to consumers. The marketing effort utilizes traditional and modern techniques including social media marketing and search engine optimization. The Company has conducted such marketing efforts both in house and through contracted third-party marketing/advertising firms. The overarching focus of the business-to-consumer (“B2C”) marketing campaign has been focused on the flagship products Gran Reserva 5-year Extra Anejo and La Rosa Reposado. The Company intends to heavily promote its newest luxury tequila product Eros Reposado via social media, influencers, billboards and direct consumer samplings.

The Company intends to increase marketing through its website Atequila.com (the “Website”) to drive sales to retailers. One major aspect of the Company’s direct sales marketing campaign over its Website derives from the Company’s “Agave Club” mailing list. The mailing list sign-up portal is provided on the Company’s website. As of the date of this Annual Report, the Company has approximately 30,000 AsomBroso Agave Club Members.

The Company currently markets to consumers in 35 different states directing them to its website to purchase products from third party retailers. The Company has engaged a third-party marketing company to execute a comprehensive sales and marketing strategy, including bi-weekly emails to Agave Club members. The direct sales social media strategy will direct dollars to the 35 states the third-party retailers may ship to directly form the Website purchase page.

Business-to-Business Marketing Strategy

The same marketing agency engaged for B2C marketing and advertising has also execute a comprehensive B2B marketing strategy to help build AsomBroso product awareness amongst potential and current commercial clients such as hospitality, hotels, restaurants, liquor retailers, and private clubs. Initial B2B marketing campaigns have been focused on the top United States tequila markets.

Sales Representatives

Since the Regulation A Offering the Company has hired and employed a sales team covering the Top 10 US tequila states. The Company’s salesforce is engaged to spread marketing message and brand awareness, conduct brand tasting and product placement via distributor partners to restaurants and retailers.

Competition

The tequila market is one of the most robust alcohol markets both in gross sales size and number of brands. The categorization of the AsomBroso brand as an ultra-premium tequila brand does limit the scope of actual competing brands, since the AsomBroso customer is more likely to pick a high-end/ultra-premium tequila. The closest nationally distributed, or widely distributed competing brands are Don Julio, Patron, Casamigos, Clase Azul, and Adictivo Extra Aged Cristlino. The table below provides a comparative MSRP price point table for AsomBroso products as compared to the closest competing products from the above-named competitors.

Name of Competitor Tequila (MSRP)	AsomBroso El Platino ($40.99)	AsomBroso La Rosa ($47.99)	AsomBroso Eros ($135.99)	AsomBroso Gran Reserva Extra Anejo ($119.99)	AsomBroso El Carbonzado ($169.99)	AsomBroso Especial De Rouge ($399.99)	AsomBroso Vintage Extra Anejo ($699.99)	AsomBroso Del Porto Extra Anejo ($1,899.99)
Don Julio	$39.99	$42.99	-	$126.99	$126.99	$126.99	$359.99	-
Patron	$39.99	$42.99	-	$45.99	-	-	-	-
Casamigos	$37.99	$42.99	-	$47.99	-	-	-	-
Clase Azul	$59.99	$79.99	-	$449.99	$449.99	$449.99	$1,474.99	$1,474.99
Don Julio Real	-	-	-	-	-	-	$359.99	-

Employees

The Company currently has nine full-time employees, including a controller, including a Director of Marketing, bookkeeper and four sales representatives.

Intellectual Property

The Company owns the following trademarks:

MARK	OFFICE	TRADEMARK TYPE
“Asombroso”	USPTO	Word Mark
“Asombroso Ultrafino”	USPTO	Word Mark
“Knucklenoggin”	USPTO	Word Mark
Knucklenoggin	USPTO	Design Mark
“Asombroso”	China	Word Mark
“Fine Tequilas” “100% Blue	Patent
Agave”	Office

The Company has permission to use the following geographical indication:

•	The State of Jalisco has certified that AsomBroso is permitted to use the geographical indication “Tequila” and “Tequila 100% De Agave”

•

Tequila” and or “Tequila 100% De Agave” is a geographical indication for a distilled beverage made from the blue agave plant, primarily in the area surrounding the city of Tequila in the Jaliscan Highlands of the central western Mexican state of Jalisco. Tequila is the national spirit of Mexico along with one of Mexico’s largest exports. As such “Tequila” was recognized by the EU in 2019 and placed on the EU geographical indications register.

Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

Description of Property

As of December 31, 2022, the Company’s inventory was $ 1,911,690 (finished goods and work in progress) compared to $1,061,875 for the year ended December 31, 2021.

In addition, as of December 31, 2022 and 2020 the Company had a total of $96,000 and $7,600 in tequila barrel inventory, which consists of tequila resting in barrels, which the Company categorizes as a long-term asset on its balance sheet compared. This long-term asset is located in Mexico at our third-party distillery, Tequila Selecto Distillery, and is subject to our two-barrel resting procedure. The Company pays the Tequila Selecto Distillery for the barreled tequila when the tequila is moved from the first barrel to the second barrel to “rest.” However, the Company notes that title to the prepaid inventory remains with distillery, pursuant to the EJR Agreement, until delivered to the Company, in bottles, after completion of the resting period.

During 2022 and 2021, the Company paid month to month rent for an office space to Tangar 1, LLC located at 30012 Aventura Rancho Santa Margarita CA 92688. Rent expense for the years ended December 31, 2022, and 2021 were $60,275 and $24,925, respectively.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category from its AsomBroso Silver (USA MSRP $40.00/bottle) to its state of the art 12-year-aged Collaboration Extra Anejo (USA MSRP $2,100.00/bottle). The Company has also begun to market other spirits, specifically flavored whiskeys under its “Knucklenoggin” brand.

The Company’s tequila products are manufactured at Tequila Selecto Distillery, situated within Jalisco, Mexico – a province renowned for the production of a Mexican national resource, agave tequila. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of “Tequila” and/or “Tequila 100% De Agave” and continues to maintain such standards.

The Company currently has distribution of AsomBroso tequilas in thirty- five states and three foreign countries, with the intention to expand into the balance of the United States during 2023.

Results of Operations

Revenues for the year ended December 31, 2022 were $3,907,010 compared to $2,574,189 for the year ended December 31, 2021, an increase of $1,332,821 or 51%. The increase in revenues was primarily due to the increase in global tequila consumption. See “Trends” for additional information.

Cost of goods sold are the cost of our Tequila and Whiskey goods, supplies and materials, shipping and materials related to our revenues. Cost of goods sold for the year ended December 31, 2022 was $2,103,219 compared to $1,893,398 for the year ended December 31, 2021, an increase of $209,821, or 11%. The increase resulted from an increase in the cost of whiskey and sales discounting for the Knucklenoggin Whiskey product line. The COVID-19 pandemic restrictions also affected manufacturing and transportation time related to cost of goods sold, causing it to increase. Additionally, the increased global demand of agave resulted in increased agave costs causing cost of goods sold to increase. As a percentage of total revenues for the year ended December 31, 2021, costs of goods sold was 53% compared to 74% for the year ended December 31, 2021.

SG&A expenses consist primarily of wages and salaries, payroll expenses, insurance, legal and professional services, including consulting, legal, and accounting fees, rent, utilities, office supplies plus travel expense and other general corporate expenses. Advertising and Marketing expenses for the year ended December 31, 2022 was $387,507 compared to $254,790 for the year ended December 31, 2021, a 52% increase of $132,717. The spike in advertising and marketing expenses was caused by the Company spending to increase its online presence and sales.

General and administrative (G&A) expenses for the year ended December 31, 2022 were 4,735,460 compared to $4,733, for the year ended December 31, 2021. Stock-based compensation expenses for warrants that vested in 2021 were $3,177,522, which was included in general and administrative expenses.

Our net loss for the year ended December 31, 2022 was $(3,245,900) compared to $(4,323,230) for the year ended December 31, 2021. The decrease in net loss was due to COG’s savings by the Company procuring raw goods such as bottles, tops and packaging in China.

Liquidity and Capital Resources

Our total current assets at December 31, 2022 were $3,692,171, which included accounts receivable in the amount of $1,159,533. As of December 31, 2021, total current assets were $1,990,892 which included accounts receivable in the amount of $852,910. The Company also receives loans from its founder from time to time to meet operational needs. We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows. We believe that we will be able to continue to operate our business for the foreseeable future.

Operating Activities

For the year ended December 31, 2022, cash used in operating activities was in the amount of $(2,263,492) compared to $(1,511,946) for the year ended December 31, 2021. The increase in cash used in operating activities was mainly due to an increase in: pre-paid expenses which consisted of billboard and television marketing that was paid in 2022 and marketing activities will run through Q2 of 2023, an increase in inventories, and an increase in other assets, specifically increases in both finished goods of tequila and whiskey inventories in anticipation of national account roll outs.

Investing Activities

For the year ended December 31, 2022, cash used in investing activities increased to $88,036 from $46,470 as of the year ended December 31, 2021. The majority of the increase in cash used in investing activities was due to the Company purchasing property and equipment to bring the distilling and bottling the Knucklenoggin Whiskey products in-house. The Company currently uses a third party and anticipates having its own distilling and bottling facility operational by Q3 of 2023.

Financing Activities

For the year ended December 31, 2022, cash provided by financing activities increased to $(2,795,317) from $1,544,134 for the year ended December 31, 2021. The increase in cash provided by financing activities was a result of the Regulation CF offering and sale of shares to an accredited investor:

On July 8, 2022, the Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 per share for total proceeds of $5,000,000. In aggregate, during 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

On August 9 2021, the Company initiated a Regulation A+ offering and issued 290,546 shares of Class B non-voting Common Stock at a price of $8.00 per share. As of December 31, 2021, the Company has received net proceeds of $1,488,871 after offering costs and has a subscription receivable of $90,973 pertaining to this offering, which was received in 2022. In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting Common Stock for gross proceeds of $1,067,653 at a price of $3.95 per share. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering, which was received in 2021.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of December 31, 2022, amount outstanding is $319,380, of which $24,360 was included as a current liability.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $7,475,502 as of December 31, 2022.

Trend Information

Trends

Tequila consumption continues to surge to new heights. Specifically:

•	For the year ended December 31, 2022, tequila sales volume increased to 29.8 million (9 liter) cases up from 26.7 million cases.
•	Tequila’s largest-selling premium labels have seen an influx of 100% blue agave extensions, which have carved out a significant share in a space once reserved for mixtos, the less expensive (not 100% agave) tequilas.
•	The global tequila market size reached US$ 14.7 Billion in 2022. Looking forward, IMARC Group expects the market to reach US$ 30.3 Billion by 2028, exhibiting a growth rate (CAGR) of 12.3% during 2023-2028.
•	In 2022 Mexican spirit Tequila has surpassed American whiskey in value terms to become the second most valuable spirit category in the US.
•	IWSR Drinks Market Analysis said Tequila was set to overtake vodka in 2023 to be the biggest category by value.

Due to the aforementioned factors, the Company believes that increased consumption of tequila will continue to grow and shape the tequila market domestically and globally.

Item 3. Directors and Officers

he following tables set out the Company’s officers, directors, and significant employees as of December 31, 2022.

Directors

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chairman of the Board	65	*May 2002 - Present	Full Time
Andrew Ulmer	Director	56	*January 2006 - Present	Full Time
Anna Harding	Director	50	July 2021 – Present	Full Time

Officers

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chief Executive Officer	65	*May 2002 - Present	Full Time
Andrew Ulmer	President	56	*January 2006 - Present	Full Time
Anna Harding	Executive Vice President	50	June 2021 – Present	Full Time

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours/Week
Jarrett Gamarra	Marketing Director	33	January 2013- Present	Full Time

*Term of office began with the predecessor limited liability company, California Tequila, LLC

Richard Gamarra: Founder, Chief Executive Officer, Treasurer and Chairman of the Board of Directors

The founder of the Company Mr. Richard Gamarra is the controlling Class A Voting Common Stock shareholder, the Treasurer and the Chairman of the Board of Directors. Mr. Gamarra has held his current officer positions, CEO and Secretary since May 2002. Additionally, during the last three years, Mr. Richard Gamarra has experience as the CEO of WCCS.

Andrew Ulmer: Director, President and CFO

Mr. Andrew Ulmer is a Director of the Company, the President and CFO. Mr. Ulmer has held these positions since May 2006. Additionally, during the last three years, Mr. Andrew Ulmer has experience as the President of WCCS.

Anna Harding: Director, Executive Vice President

Ms. Anna Harding is a Director of the Company, the Executive President. Ms. Harding has held the position since June 2021. Additionally, during the last seven years from 2014 until 2021, Ms. Anna Harding has experience as the COO of Randall Capital Group.

Jarrett Gamarra: Marketing Director

Jarrett Gamarra is the Marketing Director. Mr. Gamarra has held this position since January 2013. Mr. Gamarra brings a purposeful strategic marketing and brand development expertise to the Company as its Marketing Director, while providing authentic, customized solutions grounded in commercial reality. He has over nine years of social media expertise, brand building, new product launches, and brand expansion in the luxury spirits market.

Family Relationship Disclosure

Founder/Chairman/CEO Richard Gamarra is the father of Jarrett Gamarra, the Marketing Director of the Company.

Provisions In Bylaws For Change In Management

The management of the Corporation is vested in its Board of Directors as elected by the Class A Voting Common Stock Shareholders in accordance with the Corporation’s Bylaws.  The Board may elect Officers as set forth in the Bylaws to manage the day-to-day operations of the Corporation.

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of December 31, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of All Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Marg7arita, CA 92688	6,977,998	6,977,988	70.5%	66.6%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,042,990	2,042,990	22%	21%

Item 5. Interest of Management and Others in Certain Transactions

From March 5, 2019, until the date of this annual report, Richard Gamarra, who is a member of California Tequila LLC, owns 50% of WCCS, a California licensed Spirits distributor that not only distributes AsomBroso Tequila in the state of California but also distributes over 550 other brands. At WCCS AsomBroso Tequila has the same margin as all other brands. During fiscal year 2022, the sales amounted to $173,929 and the outstanding receivable was $380,735 as of December 31, 2022.

As of July 1, 2022 WCCS no longer distributes AsomBroso Tequila and Knucklenoggin Whiskey in California. These brands are now distributed by RNDC in California.

Item 6. Other Information

None.

Item 7. Financial Statements

FINANCIAL STATEMENTS

CALIFORNIA TEQUILA, INC.

Financial Statements

Year Ended December 31, 2022 and 2021

(Expressed in United States Dollars)

INDEPENDENT ACCOUNTANT’S REPORT

To the Board of Directors
California Tequila, Inc.

Rancho Santa Margarita, California

Opinion

We have audited the financial statements of California Tequila, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of California Tequila, Inc., as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of California Tequila, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.’s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of California Tequila, Inc.’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

April 21, 2023

Los Angeles, California

CALIFORNIA TEQUILA INC.

Balance Sheets

As of December 31,	2022	2021
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	$455,925	$12,136
Accounts receivable—net	1,159,533	852,910
Prepaid expenses	101,052	-
Due from related party	63,971	63,971
Inventories	1,911,690	1,061,875
Total current assets	3,692,171	1,990,892

Property and equipment, net	109,615	31,230
Tequila barrel inventory	96,000	7,600
Other assets	97,344	872
Total assets	$3,995,130	$2,030,594

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$88,026	$162,770
Accrued expenses	75,500	35,565
Loan payable, current portion	24,360	24,360
Interest payable	71,372	56,063
Total current liabilities	259,257	278,758

Loan payable	295,020	390,110
Total liabilities	554,277	668,868

STOCKHOLDERS' EQUITY
Common stock	8,457	8,457
Additional paid-in capital	10,907,898	5,673,844
Subscription receivable	-	(90,973)
Retained earnings/(accumulated deficit)	(7,475,502)	(4,229,602)
Total stockholders' equity	3,440,853	1,361,726

Total liabilities and stockholders' equity	$3,995,130	$2,030,595

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements of Operations

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)
Net revenue	$3,907,010	$2,574,189
Cost of goods sold	2,103,219	1,893,398
Gross profit	1,803,791	680,791

Operating expenses
General and administrative	4,735,460	4,733,258
Sales and marketing	387,507	254,790
Total operating expenses	5,122,967	4,988,048

Operating loss	(3,319,175)	(4,307,257)

Interest expense	23,205	15,973
Other income	(96,480)	-
Loss before provision for income taxes	(3,245,900)	(4,323,230)
Provision/(benefit) for income taxes	-	-

Net Loss	$(3,245,900)	$(4,323,230)

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements of Changes in Stockholders’ Equity

For Fiscal Year Ended December 31, 2022 and 2021
	Common Stock		Additional Paid-In	Subscription	Accumulated	Total Stockholders'
(in $US)	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance—December 31, 2020	8,456,603	$8,457	$936,003	$(92,989)	$93,628	$945,098
Issuance of common stock, net of issuance costs	290,546	-	1,560,319	2,017	-	1,562,336
Stock-based compensation	-	-	3,177,522	-	-	3,177,522
Net loss	-	-	-	-	(4,323,230)	(4,323,230)
Balance—December 31, 2021	8,747,149	8,457	5,673,844	(90,973)	(4,229,602)	1,361,726
Issuance of Class A shares for cash	2,042,990	-	2,168,279	-	-	2,168,279
Issuance of common stock, net - of issuance costs	59,271	-	631,155	90,973	-	722,128
Stock-based compensation	27,000	-	2,434,620	-	-	2,434,620
Net loss	-	-	-	-	(3,245,900)	(3,245,900)
Balance—December 31, 2022	10,876,410	$8,457	$10,907,898	$-	$(7,475,502)	$3,440,853

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements of Cash Flows

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,245,900)	$(4,323,230)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	-	147,287
Depreciation	9,651	11,788
Stock-based compensation	2,434,620	3,177,522
Changes in operating assets and liabilities:
Accounts receivable	(306,623)	(460,406)
Prepaid expenses	(101,052)	-
Due from related party	-	(75,759)
Inventories	(849,815)	(356,704)
Tequila barrel inventory	(88,400)	251,411
Other assets	(96,472)	-
Accounts payable	(74,744)	63,932
Accrued expenses	39,934	35,565
Interest payable	15,309	16,648
Net cash used in operating activities	(2,263,492)	(1,511,946)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(88,036)	(46,470)
Net cash used in investing activities	(88,036)	(46,470)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds (repayment) from loan payable	(95,090)	(37,727)
Issuance of common stock	2,890,407	1,581,861
Net cash provided by financing activities	2,795,317	1,544,134

Change in cash	443,789	(14,282)
Cash—beginning of year	12,136	26,419
Cash—end of year	$455,925	$12,136

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$-
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

1.	NATURE OF OPERATIONS

California Tequila LLC was formed on May 20, 2002, in the state of California. The financial statements of California Tequila LLC, (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in the Rancho Santa Margarita, California.

California Tequila was created to import and distribute Ricardo’s AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico. Products are distributed worldwide. We have been awarded multiple honors from the Robb Report’s “Best of the Best” and “Top Tequila” in the San Francisco World Spirits Competition.

On April 27, 2020, the Company converted from a LLC to a California C corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. For the years ended December 31, 2022, and 2021, one customer accounted for 24% and 39% of revenue, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within fifteen days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2022, and 2021, the Company recorded bad debt expense of $0 and $147,287, respectively, to write off receivables deemed uncollectible.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company during the years December 31, 2022 & 2021. The Company is taxed as a “C” Corporation as it converted from an LLC in April 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract; and

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 21, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We adopted this ASU on January 1, 2022 and it did not have any effect on the financial statements.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.	INVENTORY

Inventory was comprised of the following items:

As of December 31,	2022	2021
Finished goods	$773,642	$800,898
Work in progress	1,138,047	260,977
Inventories, net	$1,911,690	$1,061,875

As of December 31, 2022, and 2021, the Company had $96,000 and $7,600 in tequila barrel inventory, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

4.	PROPERTY AND EQUIPMENT

As of December 31, 2022, and 2021, property and equipment, net consist of:

As of December 31,	2022	2021
Office and warehouse equipment	$39,025	$39,025
Vehicles	79,036	-
Machinery	14,478	5,478
Property and equipment, at cost	132,539	44,503
Less: Accumulated depreciation	(22,924)	(13,273)
Total Fixed Assets, Net	$109,615	$31,230

Depreciation expenses for property and equipment for the years ended December 31, 2022, and 2021 were $9,651 and $11,788, respectively.

5.	LOAN PAYABLE

Loan Payable

SBA Loan

On April 19, 2020, California Tequila Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable thirty years from the date of the promissory note. As of December 31, 2022, $319,380 was outstanding, of which $24,360 was included as current liability.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

6.	CAPITALIZATION and equity transactions

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting Common Stock shares and 1,500,000 Class B non-voting Common Shares, both at a par value $0.01.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting Common Stock for gross proceeds of $1,067,653 at a price of $3.95 per share. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering, which was received in 2021.

In 2021, the Company initiated a Regulation A+ offering and issued 290,546 shares of Class B non-voting Common Stock at a price of $8.00 per share. As of December 31, 2021, the Company has received net proceeds of $1,488,871 after offering costs and has a subscription receivable of $90,973 pertaining to this offering, which was received in 2022.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares. In aggregate, in 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

As of December 31, 2022, the Company had 10,192,990 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

7.	STOCK-BASED COMPENSATION

During 2021, the Company entered into employment and board of director agreements with members of management, pursuant to the agreements, the Company granted Common Stock warrants as a form of compensation.

The Company granted an aggregate of 766,100 warrants to purchase shares of Class A Common Stock in 2021. Of this amount, 440,100 warrants vest immediately, 163,000 warrants will vest in January 2022 and 163,000 warrants are subject to performance-based conditions which were not yet met in 2021.

In 2022, the Company issued 310,205 warrants to purchase Common Stock.

In 2022, the Company issued 27,000 shares of Class B Common Stock for services.

The warrants have an exercise price of $1.00 per share and expire in ten years. The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2022	2021
Expected life (years)	5.00	5.00
Risk-free interest rate	1.45%	0.89%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

Expected volatility - There is currently no active external or internal market for the Company’s shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the warrants.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected term - The expected term for employee stock options or warrants represents the period that the awards are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the warrant granted.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on

U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

The weighted-average grant date fair value of the warrants issued in 2022 and 2021 is $7.22 per share. Stock-based compensation expense for warrants that vested in the year 2022 & 2021 are $2,239,680 and $3,177,522 respectively, which was included in general and administrative expenses in the statements of operations.

8.	Income Taxes

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2022 and 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$741,896	$261,868
Valuation Allowance	(741,896)	(261,868)
Net Provision for income tax	$-	$-

As of Year Ended December 31,	2022	2021
Net Operating Loss	$(1,056,850)	$314,954
Valuation Allowance	1,056,850	(314,954)
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

As of December 31, 2022, the Company had net operating loss (“NOL”) carryforwards of approximately $4,623,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.	Commitments and Contingencies

Operating Leases

The Company pays month-to-month rent for an office space to Tangar 1 LLC.

Rent expense for the years ended December 31, 2022, and 2021 were $60,275 and $24,925, respectively.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 21, 2023, which is the date the financial statements were available to be issued.

CALIFORNIA TEQUILA INC.

Notes to Financial Statements

For the Years Ended December 31, 2022 AND December 31, 2021

11.	going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $7,475,502 as of December 31, 2022.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment to the Articles of Incorporation*
2.3	Bylaws*
6.1	Entailment and Joint Responsibility Agreement*
6.2	Retroactive Addendum*
6.3	Certificate of Good Standing*

*Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11474) and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Santa Margarita, California, on May 1, 2023.

California Tequila, Inc.

By:

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer, Secretary and Director
Date: May 1, 2023
Location Signed: City of Rancho Santa Margarita, California

/s/ Andrew Ulmer
Andrew Ulmer, President, Chief Financial Officer, Chief Accounting Officer and Director Date: May 1, 2023 Location Signed: City of Rancho Santa Margarita, California